EXHIBIT 4.1

SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions of Class A Stock effected by the Reporting Person since the filing of Amendment No. 5 on April 8, 2026.

Nature of Transaction	Title of Security	Date	Shares of Class A Stock Sold/Transferred	Average Price Per Share	Gross Proceeds	Total Shares of Class A Stock Remaining
Sale	Class A Stock	8/11/2026	360,000	$10.00	$3,600,000	10.979,994